SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 26, 2022

I. Date, Time and Place: April 26, 2022, at 12:30, at Gol Linhas Aéreas Inteligentes S.A. (“Company”), exclusively digital, considered as Praça Comandante Linneu Gomes, S/N, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the city and state of São Paulo.

II. Calling and Attendance: Waived given the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, and André Béla Jánszky.

III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Ana Beatriz M. P. de Almeida Lobo, to act as secretary of the meeting.

IV. Agenda: To pass resolutions on the following matters:

(i)	approval of the Company's individual and consolidated quarterly information ("ITR") for the period ended March 31, 2022, including the report on the review of quarterly information issued by Grant Thornton Auditores Independentes (“Auditors”); and

(ii)	election of the members of the Company’s committees and subcommittee.

V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the members of the Board of Directors approved by unanimous vote:

(i)	the Company's individual and consolidated quarterly information ("ITR") for the period ended March 31, 2022, including the report on the review of quarterly information issued by the Auditors which duly approved and initialed by the chairman and the secretary of the meeting, will be filed with the Company’s head office and disclosed on the due date;

(ii)	election of the following members, for a term of one year as of the date hereof, for the following committees and subcommittee of the Company, all of them domiciled at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, in the city and state of São Paulo, Zip Code 04626-020:

(1) Statutory Audit Committee:

(a)    Germán Pasquale Quiroga Vilardo, Brazilian, divorced, engineer, holder of Identity Card RG no. 38.746.171-1, issued by SSP/SP, and enrolled with the CPF/ME Individual Taxpayer Registry under no. 009.943.227-71;

(b)   Philipp Schiemer, German, married, business administrator, bearer of National Register of Foreigners (RNE) n. V 113077-M;

(c)    Marcela de Paiva Bomfim Teixeira, Brazilian, married, expert administrator in corporate accounting matters and Audit Committee Financial Expert, bearer of Identity Card RG n. MG 11009076, issued by PC/MG, and enrolled with the CPF/ME under n. 012.640.496-84.

(2) People and Corporate Governance Committee:

(a)    Constantino de Oliveira Junior, Brazilian, married, businessman, holder of Identity Card RG no. 929.100, issued by SSP/DF, and enrolled with the CPF/ME under no. 417.942.901-25;

(b)   Paulo Sergio Kakinoff, Brazilian, married, business manager, holder of Identity Card RG no. 25.465.939-1, issued by SSP/SP, and enrolled with the CPF/ME under no. 194.344.518-41;

(c)    André Béla Jánszky, , Brazilian, married, lawyer, holder of Identity Card RG no. 38.409.140-4, issued by SSP/SP, and enrolled with the CPF/ME Individual Taxpayer Registry under no. 346.695.188-79; and

(d)   Betânia Tânure de Barros, Brazilian, married, psychologist, holder of Identity Card RG no. M-1.072.104, and enrolled with CPF/ME under no. 385.001.086-49.

(3) Financial Policy Committee:

(a)    Constantino de Oliveira Junior; already qualified;

(b)   Antonio Kandir, Brazilian, divorced, engineer, bearer of Identity Card RG n. 4.866.700-6, issued by SSP/SP, and enrolled with the CPF/ME under n. 146.229.631-91;

(c)    Paulo Sergio Kakinoff, already qualified; and

(d)   Richard Freeman Lark, Jr., Brazilian, single, businessman, holder of Identity Card RG no. 50.440.294-8, issued by SSP/SP, and enrolled with the CPF/ME under no. 214.996.428-73.

(4) Risk Policies Committee:

(a) Constantino de Oliveira Junior; already qualified;

(b) Antonio Kandir, already qualified;

(c) Paulo Sergio Kakinoff, already qualified; and

(d) Richard Freeman Lark, Jr., already qualified.

(5) Alliances Committee:

(a) Constantino de Oliveira Junior, already qualified;

(b) Paulo Sergio Kakinoff, already qualified; and

(c) Pieter Elbers, Dutch, married, business manager, holder of Netherlands Passport no. BN139PP18.

(6) Accounting and Tax and Financial Statements Subcommittee:

(a) Valdenise dos Santos Menezes, Brazilian, married, accountant, holder of Identity Card RG no. 05.929.893-5, issued by Detran/RJ, and enrolled with the CPF/ME under no. 836.229.937-15;

(b) Marcos da Cunha Carneiro, Brazilian, married, economist, holder of Identity Card no. 04.831.135-1, issued by IFP, and enrolled with the CPF/ME under nº 663.964.337-53; and

(c) Natan Szuster, Brazilian, married, accountant, holder of Identity Card RG no. 2.964.224, issued by the DETRAN/RJ, and enrolled with the CPF/ME under no. 388.585.417-15.

VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Ana Beatriz M. P. de Almeida Lobo, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, and Anna Luiza Serwy Constantino.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, April 26, 2022.

Constantino de Oliveira Junior	Ana Beatriz M. P. de Almeida Lobo
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer